P. E. 1/31/02

02016630

Form 6-K
(No. 2)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

FEB 2 0 2002

For the month of January, 2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

PROCESSED
MAR 0 1 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: January 31, 2002

By [signature]
William G. E. Jacobs
Attorney-in-fact

02-01-31 6k

PRESS RELEASE

Stockholm, Thursday 31 January 2002

Divestment of remaining part of leisure-appliances finalized

(ELUX) The divestment of the remaining part of the leisure-appliances product line, which was announced January 14, to EQT Northern Europe, a Northern European private equity firm, is now finalized.

This part include operations in Germany and Slovakia, which had external sales of approximately SEK 1,300m in 2001 and about 1,400 employees.

The divestment will be effective as of January 31, 2002, and will generate a capital gain of approximately SEK 1,800m before tax for the Electrolux Group.

The leisure-appliances operation, now under the name Dometic, is the world leader in absorption refrigerators for recreational vehicles, hotel rooms and other applications. The major part that was divested in July 2001 reported sales of SEK 4,200m in 2000, and had approximately 2,200 employees. The divestment generated a capital gain of SEK 3, 120m for the Electrolux Group.

Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2000, Group sales were SEK 124.5 billion and the Group had 87,000 employees. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use. The Electrolux Group includes famous appliance brands such as AEG, Electrolux, Zanussi, Frigidaire, Flymo and Husqvarna.

For further information please contact the Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com